

Mail Stop 3561

November 23, 2016

Via Email
Mr. Peter C. Mitchell
Senior Vice President and Chief Financial Officer
Coeur Mining, Inc.
104 S. Michigan Ave.
Suite 900
Chicago IL 60603

     Re: **Coeur Mining, Inc.**
                Form 10-Q for the quarter ended June 30, 2016
                Response Dated November 4, 2016
                File No. 1-08641

Dear Mr. Mitchell:

We have reviewed your November 4, 2016 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 25, 2016 letter.

Quarterly Report on Form 10-Q for the Quarter ended June 30, 2016
Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP Financial Performance Measures, page 41

1. Your response to comment 3 and your proposed disclosure indicates that the tax impact of adjustments are generally determined based on statutory tax rates and the related jurisdictional tax attributes, including the impact through the Company's valuation allowance. However, your proposed disclosure does not clearly explain in any detail how the tax effect of the adjustments for each period presented in your 10-Q were determined. Please revise to clearly explain how the tax effect of your adjustments to net income to arrive at adjusted net income for each period presented were calculated or determined.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Linda Cvrkel, Staff Accountant at (202) 551-3813 or me at (202) 551-3651 if you have questions regarding comments on the financial statements and related matters or for any other questions.

Sincerely,

/s/ Joel Parker

Joel Parker
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Mining